[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6877
garyrawitz@paulhastings.com

March 10, 2008	73489.00002

VIA EDGAR

Ms. Laura Hatch
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Gabelli Global Utility & Income Trust (the “Trust”) Files Nos. 333-147575 and 811-21529

Dear Ms. Hatch:

This letter responds to your comments communicated to me via telephone in January 2008, with respect to the Fund’s Pre-Effective Amendment No. 1 Registration Statement on Form N-2 (the “Registration Statement”) that was filed with the Securities and Exchange Commission on January 8, 2008.

The Fund’s responses to your comments are reflected below.  References to page numbers refer to the current filing.

PROSPECTUS

INVESTMENT OBJECTIVES AND POLICIES

Comment 1.  You have asked for clarification as to whether or not the “11 countries throughout the world” includes the U.S.

Response:  The “11 countries throughout the world” does not include the U.S. and this has been clarified on page 19.

REPURCHASE OF COMMON SHARES

Comment 2.  You have asked that we add the same language that was included under the heading “Prospectus Summary – Repurchase of Common Shares” concerning the repurchase of common shares to this section.

Ms. Laura Hatch
March 10, 2008

Response:  We have inserted language to page 55 clarifying that the Fund Manager has discretion as to whether or not he wants to repurchase common shares if they are trading at the required discount.

TANDY REPRESENTATIONS

In connection with this response to the Staff’s comments, the Fund hereby states the following:

(1)           The Fund acknowledges that in connection with the comments made by the Staffon the Form N-2 registration statement, the Staff has not passed generally on theaccuracy or adequacy of the disclosure made in the registration statement;

(2)           The Fund acknowledges that Staff comments or changes to disclosure in responseto Staff comments in the filings reviewed by the Staff do not foreclose theCommission from taking any action with respect to the filing; and

(3)           The Fund represents that it will not assert the Staff’s review process as a defensein any action by the Commission or any securities-related litigation against theFund.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above.

Thank you.

Sincerely,

/s/ Gary D. Rawitz
Gary D. Rawitz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP